GAMA
MORINGA

GAMA MORINGA BRANDS


✓ Low calories
✓ Low Sugar
✓ Zero caffeine
✓ Vitamins
✓ Minerals
✓ Antioxydants
GAMA
MORINGA
TEA
NO Caffeine
Peach
GAMA
MORINGA
TEA
Strawberry
GAMA
MORINGA
TEA
NO Caffeine
Lemon

GAMA MORINGA

WHAT'S MORINGA?

- MORINGA IS AN ORDGANIC PLANT RICH IN VITAMINS AND ANTIOXYDANTS
- IT'S AN HERBAL TEA THAT DOESN'T HAVE ANY CAFFEINE CONTAINT
- MORINGA ORIGINATES FROM ASIA, AFRICA AND ALL LATIN AMERICA.
- TOTAL GLOBAL MORINGA MARKET IS SET TO GROW FROM 7.9 BILLIONS IN 2021 TO 14.8 BILLIONS IN 2028 (ACCORDING TO FORTUNE BUSINESS INSIGHTS)



CURRENT MORINGA PRODUCTS SOLD AT MAJOR RETAILERS


FOODS FOR OPTIMUM HEALTH
TERRASOUL
SUPERFOODS
MORINGA
LEAF POWDER
MIRACLE TREE


Lipton
MIRACLE
MORINGA
HERBAL SUPPLEMENT
WITH GREEN TEA
POMEGRANATE


UPLIFTING CAFFEINE-FREE BOOST
Add to your favorite smoothie, drink or meal
KULI KULI
ORGANIC PURE
MORINGA
PLANT-BASED SUPERFOOD POWDER
1 TEASPOON = ALL DAY VITALITY
NET WT. 7.4 OZ (210G)


MIRACLE TREE
MORINGA
6 99
rganic Moringa Superfoo
ea Hibiscus -- 25 Tea Bag


MIRACLE TREE
MORINGA
MORINGA GREEN TEA
GINGER & LEMON TEA
3 49
racle Tree Organic
oringa Superfood Energ


ORGANIC · RAW · VEGAN
JUST 4 INGREDIENTS
PALEO · GLUTEN-FREE
NO GRAINS · NON-GMO
NUCO
ORGANIC
COCONUT
WRAPS
MORINGA
5 COUNT
ALL-NATURAL ALTERNATIVE TO BREAD AND TORTILLAS


LIGHT & REFRESHING
ENERGIZING HERBAL
MORINGA TEA
WITH PEPPERMINT
WITH LEMONGRASS
ORIGINAL
15 TEA BAGS


MIRACLE TREE
MORINGA
6 99
iracle Tree Organic
oringa Green Tea Bag

MORINGA TEA IS AVAILABLE AT EVERY MAJOR RETAILER IN THE US



VERSANA
ORGANIC
MORINGA CLEANSE

$3.48 each ($0.22 / ct)
Versana Organic Moringa Cleanse Herbal Tea, 16 ct



MIRACLE TREE
MORINGA
Green Tea

$4.20 each ($0.17 / ct)
Miracle Tree Organic Moringa Decaffeinated Green Tea Bags, 25 ct



UPLIFTING CAFFEINE-FREE BOOST
Add to your favorite smoothie, drink or meal
KULI KULI
ORGANIC PURE
MORINGA
PLANT-BASED SUPERFOOD POWDER
1 TEASPOON
=ALL DAY
VITALITY
NET WT. 7.4 OZ (210G)



MIRACLE TREE
MORINGA
Turmeric

$5.12 each ($0.20 / ct)
Miracle Tree Organic Moringa Tumeric Tea Bags, 25 ct



BIGELOW
BENEFITS
MORINGA & BLACK TEA
every day is better with clarity and
FOCUS
18 TEA BAGS · 1.23 oz (34g)

$2.75 each ($0.15 / ct)
Bigelow Benefits Moringa & Black Tea Bags, 18 ct



greenside
MORINGA
HERBAL TEA
IMPROVES METABOLISM*
✓ Boosts Immunity*
✓ Mood Support*
20 TEA BAGS

$5.13 each ($0.26 / ct)
Greenside Moringa Herbal Tea Bags, 20 ct



MIRACLE TREE
MORINGA
Original

$4.20 each ($0.17 / ct)
Miracle Tree Original Moringa Organic Tea, 25 ct



MIRACLE TREE
ORGANIC
MORINGA
SUPERFOOD
POWDER
MIRACLE TREE
MORINGA
Ginger
MIRACLE TREE
MORINGA
Original
MIRACLE TREE
MORINGA
Green Tea
$9.98
$4.99
$4.99
$4.99



MIRACLE TREE
MORINGA
Ginger

$4.20 each ($0.17 / ct)
Miracle Tree Organic Moringa Ginger Tea Bags, 25 ct



MIRACLE TREE
MORINGA
Honey Vanilla

$4.20 each ($0.17 / ct)
Miracle Tree Honey & Vanilla Organic Moringa Tea, 25 ct

Summary and value proposition


GAMA
MORINGA
TEA
NO Caffeine
Peach
GAMA
MORINGA
TEA
NO Caffeine
Lemon

GAMA MORINGA tea a RTD organic caffeine free tea that is both delicious and nutritious. This product targets multiple age groups and contains both needed daily nutrients and supplemental vitamins.

GAMA MORINGA TEA is sold in 16oz bottles with premium packaging and at premium price.

This is an innovative and one of the few RTD bottled tea without caffeine and rich in key nutrients.

INTRODUCING GAMA MORINGA TEA.


GAMA MORINGA TEA
Peach
Strawberry
Lemon

GAMA MORINGA TEA is among the few RTD bottled tea that is not only organic but also has ZERO caffeine.

WE'RE PROUDLY MADE IN USA

MORINGA is rich in calcium, potassium, zinc, magnesium, antioxidants and other vitamins

GAMA MORINGA is set at a premium price

GAMA MORINGA is low sugar and low calories which targets all age groups but specifically the Gen X and Gen Z age groups.

Why is this the perfect time for GAMA MORINGA TEA?


GAMA
MORINGA
TEA
NO Caffeine
Strawberry
GAMA
MORINGA
TEA
NO Caffeine
Lemon
GAMA
MORINGA
TEA
NO Caffeine
Peach

In the recent years, consumers are becoming health conscientious by avoiding high calories and artificial ingredients in their diet.

The vast majority of tea are high in all kinds of junk and artificial ingredients.

GAMA MORINGA TEA offers the convenience of RTD and healthy vitamins fusion on the go.

There are not many MORINGA related bottled and RTD.

THREE FLAVORS TO START


GAMA
MORINGA
TEA
NO Caffeine
Strawberry
Lemon
Peach


GAMA
MORINGA
TEA
NO Caffeine
Strawberry
16oz
Vitamins and Antiox'dants


GAMA
MORINGA
TEA
NO Caffeine
Peach
16oz
Vitamins and Antiox'dants


GAMA
MORINGA
TEA
NO Caffeine
Lemon
16oz
Vitamins and Antioxidants

PREMIUM PACKAGING FOR PREMIUM PRODUCT


GAMA
MORINGA
TEA
NO Caffeine
Peach
Vitamins and Antioxidants
GAMA
MORINGA
TEA
NO Caffeine
Lemon
Vitamins and Antioxidants

Avoiding plastic was intentional to ensure we're being environmentally conscious.

Our bottles are in glass to ensure longer shelf life with deliberate labels designs made to attract consumers' attention.

The tea itself is functional , low sugar , low calories and made for all age groups.

DISTRIBUTION AND DELIVERY


GAMA
MORINGA
TEA
NO Caffeine
Peach
GAMA
MORINGA
TEA
NO Caffeine
Lemon
Vitamins and Antioxidants

GAMA MORINGA LLC will be distributed at nationwide by KeHE.

GAMA MORINGA LLC is also distributed in sel Texas by other wholesalers .

CURRENT EXECUTIONS OF GAMA MORINGA TEA ACROSS TEXAS


$ 4.78
$1.58
$1.58
$1.58
$1.58


COST-PLUS
COST-PLUS




GATORLYTE

CURRENT EXECUTIONS OF GAMA MORINGA TEA ACROSS TEXAS


$1.58
$1.58


$2.39

CENTRAL MARKET EXECUTION















DEMO ACTIVITIES ACROSS NORTH TEXAS


GAMA
MORINGA
TEA
NO Caffeine
Peach
Fresh Produce From
LOCAL
FARMERS


MISSION

STATE-OF-THE-ART PRODUCTION


FIRE EXTINGUISHER

INVENTORY IN OUR WAREHOUSE



EN
EN

OUR NATIONAL DISTRIBUTION NETWORK

KeHE CONNECT | Supplier | ALPHA

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Purchases & Inbound History

Calendar Months: Month To Date | Year To Date | Last 12 Months

Rolling Weeks: Last 13 Weeks | Last 26 Weeks | Last 52 Weeks

Supplier: GAMA MORINGA BRANDS LLC
Category Owner: Christina Schmidt
Item Category Manager: Christina Schmidt

Showing CY as 9/1/2022 - 8/31/2023 and PY as 9/1/2021 - 8/31/2022

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Supplier Purchases & Inbound Detail by Dollars

Supplier	CY Avg OH $	PY Avg OH $	% to PY	CY PO $	PY PO $	% to PY	CY Avg DOH	PY Avg DOH	% to PY	CY IBOT %	PY IBOT %	% to PY	CY IBSL %	PY IBSL %	% to PY
⊞ GAMA MORINGA BRANDS LLC	$8,191			$23,648			126.98			0.10%		0.10%	100.00%		100.00%
Total	$8,191			$23,648			126.98			0.10%		0.10%	100.00%		100.00%

NOTE:

IBOT %: *Inbound On Time* is the percent of PO's that arrived on or before their ETA date.

IBSL %: *Inbound Service Level* is the percentage of quantity received on a PO compared to total quantity ordered.

DOH: *Days on Hand* is the

Inventory | Purchases

Dollars | Units

CY v. PY Inventory Trend by Dollars



CY $
PY $
$15K
$10K
$5K
May, 2023
June, 2023
July, 2023
August, 2023
Calendar Month

Summary | Sales Detail | Category Detail | Outbound Fill Rate | GBB Detail | Purchases & Inbound History | Current Inventory Status | Total Spoils | Financial Summary

OUR ONLINE FOOTPRINT



GAMA
MORINGA
HOME
SHOP
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THE HERO OF ALL TEAS
Moringa tea is not only organic but is also non caffeinated. It's Packed with dozens of vitamins and antioxidants.
SHOP NOW
GAMA MORINGA TEA
NO Caffeine
Strawberry
Peach
Lemon

CONTACT US:

gamamoringa.com

langobou@hotmail.com

817-726-3765

Twitter.com/gamamoringa

THANK YOU!


GAMA
MORINGA
TEA
NO Caffeine
Strawberry
GAMA
MORINGA
TEA
NO Caffeine
Lemon
GAMA
MORINGA
TEA
NO Caffeine
Peach